RMS

18005596

SEC ... ION

Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Washington DC

408

SEC File Number
8-66522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **December 31, 2016** and ending **December 30, 2017**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
Davy Securities

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
Davy House, 49 Dawson Street
(No. and Street)
Dublin 2, Ireland
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Neil Mulvey +353 1 6148797
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
RSM US LLP
(Name – *if individual, state last, first, middle name*)
1 South Wacker Drive, Suite 800 (No. and Street)
Chicago Illinois 60606
(City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Neil Mulvey, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Davy Securities, as of December 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

FINOP

Title

Vivian C. Matthews
Notary Public for the City of Dublin
Ireland
Commissioned for Life

Notary Public

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors.
- [ ] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c-3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Accounting Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

Davy Securities

(A wholly owned subsidiary of J&E Davy Holdings)

Statement of Financial Condition
As of December 30, 2017

(With Report of Independent Registered Public Accounting Firm)

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

Davy Securities
(A wholly owned subsidiary of J&E Davy Holdings)

Table of Contents	*Page*
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-7

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

The Member and the Board of Directors
Davy Securities

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Davy Securities (the Company) as of December 30, 2017, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2016.

Chicago, Illinois
February 26, 2018

Davy Securities

(A wholly owned subsidiary of J&E Davy Holdings)

Statement of Financial Condition *(In US Dollars)*

As of December 30, 2017

Assets:	
Cash and cash equivalents	**$ 6,801,320**
Income tax receivable	**56,935**
Other assets	**693,503**
Receivable from affiliates	**344,119**
Total assets	**$ 7,895,877**
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable & accrued expenses	**$1,326,876**
Payable to affiliates	**7,857**
Total liabilities	**1,334,733**
Commitments and contingencies	
Stockholder's equity:	
Common stock: €1 par value: Authorized, 3,400,000 shares issued, and outstanding, 3,400,000 shares	**3,955,228**
Retained earnings	**2,860,694**
Accumulated other comprehensive loss	**(254,778)**
Total stockholder's equity	**6,561,144**
Total liabilities and stockholder's equity	**$ 7,895,877**

The accompanying notes are an integral part of these financial statements.

Davy Securities

(A wholly owned subsidiary of J&E Davy Holdings)

Notes to Statement of Financial Condition

1 Organization and description of the business

Davy Securities (or "the Company") commenced trading during the year ended December 31, 2006. Davy Securities is regulated by the Central Bank of Ireland. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Its business encompasses the execution, as agent only, of transactions in foreign (from a U.S. perspective) equities, which are listed primarily on the London and/or Irish Stock Exchanges and foreign fixed income securities. The Company executes client orders for foreign securities with J&E Davy (trading as Davy), an affiliated foreign broker-dealer which is a member of the Irish Stock Exchange "ISE", the London Stock Exchange "LSE", Euronext and is authorised by the Central Bank of Ireland under the Stock Exchange Act 1995. J&E Davy reports these executed trades to the relevant stock exchange. Davy Securities executes the client order with J&E Davy which in turn will execute the order with a member of the relevant stock exchange or a market maker.

Davy Securities is a wholly owned subsidiary of J&E Davy Holdings. The ultimate holding company is Amber Note. J&E Davy Holdings and Amber Note are both incorporated in Ireland.

2 Summary of significant accounting policies

Basis of preparation

These financial statements were prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The financial statements have been prepared using the convention of trade date accounting. Accordingly, commission income arising from stockbrokerage business is recorded as earned in the period in which the related transactions are executed on behalf of clients.

Foreign currencies

The Company's functional currency is the euro. Monetary assets and liabilities denominated in foreign (non euro) currencies are translated into euros using exchange rates prevailing at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies are translated into euros using historical exchange rates. Foreign currency translation gains and losses arising from transactions and balances denominated in foreign currencies are recorded in the Statement of Income and Comprehensive Income.

2 Summary of significant accounting policies *(continued)*

Foreign currencies *(continued)*

For presentation purposes, the financial statements have been translated from the functional currency, euros, into U.S. dollars. Assets and liabilities are translated into dollars using exchange rates prevailing at the end of the period (1 dollar = 0.8314 euro). Stockholder's equity balances have been translated into dollars using historical exchange rates. Revenues and expenses are translated into dollars using the average rate for the period (1 dollar = 0.8855 euro). Such translations should not be construed as representations that the functional currency amounts represent, have been, or could be converted into US Dollars at that or any other rate. Adjustments arising from translation into the presentation currency, U.S. dollars, are recognised in accumulated other comprehensive loss, a component of stockholder's equity, the currency translation account within stockholder's equity.

Income taxes

The Company accounts for income tax in accordance with ASC 740 – Income Taxes. The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognised in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognises the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax purposes meeting the more likely than not threshold, the amount recognised in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, the Company has elected to record any potential penalties and interest related to uncertain tax positions as income tax expense on the Company's Statement of Income and Comprehensive Income. The Company did not have any uncertain tax positions for the year ended December 30, 2017.

Cash and cash equivalents

The Company considers all highly-liquid instruments with original maturities of three months or less to be cash equivalents.

2 Summary of significant accounting policies (continued)

The Company maintains its cash and cash equivalents at financial institutions in accounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash or cash equivalents.

Subsequent events
The company has evaluated subsequent events for potential recognition and or disclosure through the date that these financial statements were issued, noting none.

Future Adoption of New Applicable Accounting Standards
Revenue Recognition
In May 2014, the FASB issued ASU no. 2014-09, "Revenue from Contracts with Customers (Topic 6060, "("ASU 2014-09"), which supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also enhanced disclosures.

The Company has identified its revenues and costs that are within the scope of the new guidance. The current broker dealer industry treatment of netting deal expenses with investment banking revenues will change under the new guidance. As a result of adopting ASU 2014-09, the Company will generally present deal expenses on a gross basis on the consolidated statements of operations, rather than on the current presentation of netting deal expenses for completed investment banking deals within revenues. This change will not impact earnings, however, the Company may report higher revenues and higher non-compensation expenses. In addition, the Company expects to defer the recognition of performance fees on its merchant banking, energy and senior living alternative asset management funds until such fees are no longer subject to reversal, which will cause a delay in the recognition of these fees as revenue. The Company anticipates that its current methods of recognizing investment banking revenues will not be significantly impacted by the new guidance.

The AICPA industry task forces on broker dealer and asset management, the AICPA's Revenue Recognition Working Group and the AICPA's Financial Reporting Executive Committee (FinREC) continue to issue interpretive guidance on ASU 2014-09. The Company will continue to evaluate the potential impact of this guidance.

The Company will adopt this guidance effective as of December 31,2017 under the modified retrospective method, in which the cumulative effect of applying the standard will be recognized at the date of initial application.

3 Commitments and contingent liabilities

There were no commitments or contingent liabilities at year end other than described in Note 7.

4 Related party transactions

Corporate expenses, which include direct costs, overheads and departmental re-allocations (including exchange fees, staff costs, communication charges and head office charges for support services such as compliance and finance) are allocated to the Company by J&E Davy based on direct usage, headcount or volume depending on the source of the expense; these expenses amounted to $2,166,697 in 2017. All direct expenses (including audit fees, regulatory levies and professional fees) are paid by J&E Davy and recharged through the inter-company account. As of December 30, 2017, an amount of $344,119 was due from J&E Davy relating to trade settlement accounts in addition to accrued income and expenses. In addition at this date an amount of $7,875 was owed to Green Note (a Parent Company in the J&E Davy Holdings Group) in respect of group tax relief.

5 Net capital requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, (the "Rule") which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items in the reserve computation.

At December 30, 2017 the Company had net capital of $5,757,359, which was $5,507,539 in excess of its required net capital of $250,000.

6 Concentration of credit risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of investors. A substantial portion of the Company's transactions are executed with and on behalf of investors, including other brokers and dealers, commercial banks, U.S. governmental agencies, mutual funds, and financial institutions and are generally collateralized. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

7 Commitments, contingencies and other matters

The Company, as part of its obligations under the terms of a facility agreement entered into by its parent company, Green Note, on December 13, 2013 had provided a first floating charge over the whole of its undertaking, property, assets and rights in favour of Bank of Ireland. On October 21, 2015, Green Note entered a restatement and amendment agreement with Bank of Ireland in relation to extending the facility and the company also noted its guarantor obligations at this time.